UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-37871

Gridsum Holding Inc.

South Wing, High Technology Building

No. 229 North 4th Ring Road

Haidian District, Beijing 100083

People’s Republic of China

(86-10) 8261-9988

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

As previously reported, on May 5, 2018, Gridsum Holding Inc. (the “Company”) issued to FutureX Innovation SPC (the “Investor”) a convertible note in the principal amount of $40.0 million due November 5, 2019 (the “Note”), and bearing interest at the rate of 2.80% per year. The Company has not yet repaid the Note.

On March 3, 2020, the Company entered into an extension agreement (the “Extension Agreement”) with the Investor, pursuant to which the parties agreed to extend the maturity date of the Note to May 31, 2020 (the “New Maturity Date”). In consideration of the extension, the Company agreed to pay to the Investor an extension fee on the New Maturity Date, and increase the interest rate of the Note to 24% per year effective from January 1, 2020.

Pursuant to the terms of the Extension Agreement, the Investor has waived any prior or current event of default arising out of or in connection with the failure by the Company to pay principal or interest under the Note prior to the date of the Extension Agreement, and withdrawn any prior or current demand made by it or its representatives with respect to repayment of the Note, including without limitation its statutory demand served on the Company on December 9, 2019.

The Extension Agreement is included as Exhibit 99.1 to this Form 6-K. The foregoing description of the Extension Agreement does not purport to be complete, and is qualified in its entirety by reference to such exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gridsum Holding Inc.

By:	/s/ Ravi Sarathy
Name:	Ravi Sarathy
Title:	Chief Financial Officer

Date: March 3, 2020

Exhibit Index

Exhibit 99.1 — Extension Agreement dated March 3, 2020